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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Cole National Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  193 290 103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

           Mr. Robert M. Raiff, 152 West 57th Street,

               New York, NY 10019; (212) 247-4000

     (Date of Event which Requires Filing of this Statement)

                          July 16, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 193 290 103

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Robert M. Raiff

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         619,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         619,000

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         619,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         5.1%

14. Type of Reporting Person

         IN














































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Item 1.  Security and Issuer

         This statement relates to shares of common stock of

Cole National Corporation ("Cole").  Cole's principal

executive office is located at 5915 Landerbrook Drive,

Cleveland, OH 44124.

Item 2.  Identity and Background

         This statement is being filed on behalf of

Robert M. Raiff whose address is 152 West 57th Street, New

York, New York 10019.

         Mr. Raiff is President and CEO of the sole general

partner of Centurion Investment Group, L.P., the sole

general partner of various investment partnerships (the

"Partnerships").  Each of the Partnership's principal

address is also 152 West 57th Street, New York, New York

10019.  Mr. Raiff is also the President of the sole general

partner of Centurion Advisors, L.P., which manages advisory

accounts on a discretionary basis, and serves as Investment

Manager of Centurion Overseas Fund, Ltd. (the "Fund").

Mr. Raiff's principal occupation is an investor.

         Mr. Raiff has not, during the last five years, been

convicted in any criminal proceeding.

         Mr. Raiff has not, during the last five years, been

a party to a civil proceeding of a judicial or

administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future




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violations of, or prohibiting or mandating activities

subject to, federal or state securities laws or finding any

violations with respect to such laws.

         Mr. Raiff is a citizen of the United States of

America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of July 16, 1997, Mr. Raiff beneficially owns

619,000 shares of common stock of Cole.  All 619,000 shares

are held by entities and managed accounts over which

Mr. Raiff has investment discretion.  All shares owned by

Mr. Raiff were purchased in open market transactions.  In

the last 60 days, shares were purchased at an aggregate cost of $3,128,114.  The funds for the purchases of the shares

held by the Partnerships and the Fund came from capital

contributions to the Partnerships by their general and

limited partners and capital contributions to the Fund by

its shareholders.  The funds for the purchases of shares

held in the managed accounts over which Mr. Raiff has

investment discretion came from the accounts' own funds.

Margin was used in purchasing shares of common stock.

Item 4.  Purpose of Transaction

         The shares of Cole beneficially owned by Mr. Raiff

were acquired for, and are being held for, investment

purposes.






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         Mr. Raiff does not have any plan or proposal which

relates to, or would result in, any of the actions

enumerated in Item 4 of the instructions to Schedule 13D,

except that he reserves the right to purchase additional

shares of Cole's common stock or dispose of such shares of

Cole's common stock in the open market or in any other

lawful manner in the future.

Item 5.  Interest in Securities of the Issuer

         As noted above, as of the date hereof, Mr. Raiff is

the beneficial owner of 619,000 shares of Cole's common

stock.  Based on Cole's Form 10-Q for the quarterly period

ended May 3, 1997, there were 12,125,408 shares outstanding.

Therefore, Mr. Raiff beneficially owns 5.1% of the

outstanding common stock of Cole.  Mr. Raiff has the power

to vote, direct the vote, dispose of or direct the

disposition of all the shares of Cole's common stock that

are currently beneficially owned by the reporting person.

    Attached as Exhibit A is a description of the

transactions in the common stock of Cole that were effected

by Mr. Raiff during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         Mr. Raiff does not have any contract, arrangement,

understanding or relationship with any person with respect

to the common stock of Cole.




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Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the shares of

Cole's common stock that were effected by Mr. Raiff during

the past 60 days is filed herewith.














































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         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.


July 16, 1997


                                  /s/ Robert M. Raiff
                                 __________________________________
                                 Robert M. Raiff




































50259000.AM9



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                                                        Exhibit A


                       Daily Transactions
                          Common Stock
                       __________________

  Trade      Purchase      Number of      Price Per     Value
   Date       or Sale       shares         Share*
__________   ________      ________       ________      _______

05/21/97     Purchase        6,000        35.0875       210,525
05/22/97     Purchase        3,000        35.7500       107,250
05/23/97     Purchase          600        37.0000        22,200
05/30/97     Purchase        3,000        38.1250       114,375
06/09/97     Sale            5,000        40.0000       200,000
06/10/97     Sale           10,000        41.0000       410,000
06/12/97     Sale            5,000        41.5000       207,500
06/18/97     Purchase        3,000        43.5830       130,749
07/01/97     Purchase        5,100        44.0430       224,619
07/01/97     Purchase       10,000        45.2500       452,500
07/01/97     Purchase       13,100        45.4070       594,832
07/11/97     Purchase        7,000        44.6520       312,564
07/15/97     Purchase        5,000        44.8750       224,375
07/16/97     Purchase       16,000        45.8828       734,125



*Does not include commissions.
























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50259000.AM9